FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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 1. Name and Address of Reporting Person *

RICKERSHAUSER     PETER     J.

(Last)                 (First)        (Middle)

Burlington Northern Santa Fe Corporation 2650 Lou Menk Drive

(Street)

Fort Worth      TX      76131-2830

(City)       (State)          (Zip)

2. Issuer Name and Ticker or Trading Symbol Burlington Northern Santa Fe Corporation (BNI) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Day/Year February 18, 2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

     (Check all applicable)

      Director

   X   Officer (give title below)

      10% Owner

      Other (specify below)

Vice President – Network Development

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

   X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, $0.01 par value	02/18/03		F		983 (a)	D	$25.11
Common Stock, $0.01 par value	02/18/03		F		890 (b)	D	$25.11	19,901	D
								3,020 (c)	I	By 401(k) Plan

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

(a) The reporting person received a grant of 3,642 shares of restricted stock on 01/30/1998 pursuant to the Burlington Northern Santa Fe 1996 Stock Incentive Plan (the “1996 Plan”) which were deferred into the Burlington Northern Santa Fe Senior Management Stock Deferral Plan. Upon the lapse of restrictions on shares on 02/15/2003, the reporting person elected to withhold 983 shares, to satisfy tax liabilities, in accordance with Rule 16b-3.

(b) The reporting person received a grant of 3,298 shares of restricted stock on 01/12/2000 pursuant to the Burlington Northern Santa Fe 1999 Stock Incentive Plan (the “1999 Plan”) which were deferred into the Burlington Northern Santa Fe Senior Management Stock Deferral Plan.  Upon the lapse of restrictions on shares on 02/15/2003, the reporting person elected to withhold 890 shares, to satisfy tax liabilities, in accordance with Rule 16b-3.

(c) Share equivalents held in the Burlington Northern Santa Fe Investment and Retirement Plan as of 01/31/2003.

/s/ Peter J. Rickershauser ** Signature of Reporting Person	02/20/2003 Date

Peter J. Rickershauser

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002